April 26, 2013

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Touchstone Small Cap Growth Fund (the “Fund”)

Dear Mr. Bartz:

On behalf of the Trust, this letter is being filed with the Securities and Exchange Commission (the “SEC”) via EDGAR to respond to your oral comments provided on April 11, 2013, in connection with the SEC staff’s review of the Fund’s Registration Statement on Form N-1A (the “Registration Statement”), filed on February 25, 213 under Rule 485(a)(1) under the Securities Act of 1933, as amended.  I appreciate the opportunity to address your comments. For your convenience, your comments are set out below in italicized text and each comment is followed by the Fund’s response.

For your convenience, your comments are set out below in italicized text and each comment is followed by the response.

1.              Please update the Fund’s series and class identifiers.

Response:             The Fund will update the series and class identifiers to reflect its new name.

Summary Prospectus — The Fund’s Fees and Expenses

2.              In the “Comparative Fee Table” for the Class A shares, please include in the table the Contingent Deferred Sales Charge (“CDSC”) discussed in footnote 1 to the table.

Response:             The section entitled “Description of Share Classes of the Funds” contains additional information regarding the contingent deferred sales charge (“CDSC”).  The Fund believes that this disclosure is appropriate in light of the limited applicability of such charge: the CDSC is applicable only to those shareholders who have invested more than $1 million in Class A shares of the Fund and, accordingly, the front-end sales load has been waived entirely.  The Fund believes that showing the charge in the fee table in the same prominence as the front-end sales load may cause a shareholder to conclude that he or she is subject to both the front-end sales load and the deferred sales charge.  A shareholder that has paid the front-end load may mistakenly

Mr. Ed Bartz

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

April 26, 2013

believe that he or she needs to hold shares for at least 12 months to avoid the deferred sales charge when, in fact, he or she would not be subject to such fee.

3.              Please include as an exhibit to the Registration Statement the expense limitation agreement referred in the footnotes to the fee tables.

Response:  The Amended Schedule A dated April 26, 2013 to the expense limitation agreement will be attached as an exhibit to a post-effective amendment expected to be filed on or about April 26, 2013.

Summary Prospectus — The Principal Risks

4.              The section titled “The Fund’s Principal Investment Strategies” discusses the Fund’s strategy of investing in “emerging growth companies”, which are defined.  Please provide specific risk disclosure relating to the Fund’s investment in “emerging growth companies”.

Response:  The Fund has included additional risk disclosure relating to “emerging growth companies” in the principal risk titled “Growth Risk Investing”.

Statutory Prospectus — Additional Information About the Funds

5.              In the section “Selling Your Shares Through Touchstone Securities — By Wire” please include the wire redemption fee disclosed in the fee table.

Response:             The Fund has updated this section to include the fee.

Statutory Prospectus — Financial Highlights

6.              Please update the Financial Highlights in accordance with Rule 3-18 of Regulation S-X under the Securities Act of 1933.

Response:     The Fund has updated the Financial Highlights to reflect the financial information through the Fund’s semi-annual period ended January 31, 2013.

Statement of Additional Information — Definitions, Policies, and Risk Considerations

7.              The disclosure says the Fund may invest in Business Development Companies (“BDC”).  Please confirm that if the Fund invests in shares of a BDC the Fund will include in the fee table in the Acquired Fund Fees and Expenses (“AFFE”) line item any expenses incurred as a result of investment in shares of a BDC.

Response: The Fund confirms that if it invests in shares of a BDC it will include the fees incurred as a result of that investment in the AFFE line item.

8.              In the disclosure discussing Credit Default Swaps (“CDS”), please include a statement disclosing that when the Fund is a seller of a CDS it will segregate assets equal to the full notional value of the CDS.

Response: The fund has included the requested statement.

Statement of Additional Information — Portfolio Managers

9.              With respect to the compensation structure of Apex Capital Management, Inc., the sub-advisor to the Fund, please describe with specificity the criteria on which the portfolio manager’s compensation is based.   See Item 20(b) of Form N-1A.

Response:             The Fund has updated this section to provide more specificity regarding the portfolio manager’s compensation.

*              *              *

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust, which is attached as Exhibit A.  If you have any further questions or comments, please contact me at 513.629.2941.

Sincerely,

/s/ Bo James Howell
Bo James Howell
303 Broadway, Suite 1100
Cincinnati, OH 45202
(513) 629-2941
bo.howell@wslife.com

Cc:          Terrie Wiedenheft

John M. Ford, Esq.

Exhibit A

April 26, 2013

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Touchstone Small Cap Growth Fund (the “Fund”)

Dear Mr. Bartz:

In connection with the Trust’s response to certain oral comments received from the Commission staff on April 11, 2013, with respect to the Staff’s review of the Fund’s Registration Statement on Form N-1A, previously filed on February 25, 2013, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) each is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Trust may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at 513.629.2941.

Very truly yours,

/s/ Terrie Wiedenheft

Terrie Wiedenheft
Treasurer